EXHIBIT 99.1

Ultrapetrol Completes the Sale of Seven Additional Barges and Provides Business Update

NASSAU, Bahamas, May 28, 2013 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), announced today the sale on May 15, 2013 of a further seven tank barges to a third party in Colombia who have exercised their option for these additional barges. The barges are scheduled for delivery at the end of 2013.

On May 15, 2013, we received a Committed Term Sheet from DVB Bank SE for an up to $40.0 million, three-year reducing revolver facility. The commitment under this revolver decreases quarterly by $1.25 million, or $5.0 million per year. The facility shall bear interest at LIBOR plus 3%. We expect to enter into this facility by the end of May 2013.

In addition, the Company provided a brief update on its operations and EBITDA expectations for the second quarter of 2013.

The Company expects the River Business will benefit from a significantly larger crop, as reflected in the current USDA estimate for 2013, as compared to 2011 and 2012. River navigation remains normal for this period of the year.

In the Offshore Supply Business, on April 11, 2013, we entered into four year time charters with Petrobras for three of our Brazilian-flagged PSVs, UP Agua-Marinha, UP Diamante and UP Topazio. These charters are scheduled to commence in the second quarter of 2013 and the daily contractual time charter rate agreed per vessel is $35,380, which represents an aggregate increase in revenues (on an annual basis and assuming 352 days on-hire per year per vessel) of approximately $7.8 million when compared to these vessels' previous contractual daily rate of $28,000. On May 10, 2013, we entered into a four-year time charter with Petrobras for one of our non Brazilian-flagged PSVs operating in Brazil, UP Esmeralda. The charter is scheduled to commence in the third quarter of 2013 and the daily contractual time charter rate agreed for this vessel is $31,950, which represents an aggregate increase in revenues (on an annual basis and assuming 352 days on-hire per year per vessel) of approximately $2.0 million when compared to this vessel's previous contractual daily rate of $26,200. Additionally on May 10, 2013, we entered into four year time charters with Petrobras for two of our Indian-built PSVs, UP Amber and UP Pearl. The charters are scheduled to commence in the third quarter of 2013 and the daily contractual time charter rate per vessel is $32,950, which represents additional revenues (on an annual basis and assuming 352 days on-hire per year per vessel) of approximately $23.2 million. The average yearly voyage expenses and running costs for the fiscal year ended December 31, 2012 of our PSVs which operated in Brazil were $5.25 million per PSV.

Our Adjusted Consolidated EBITDA for the first quarter of 2013 was $19.3 million, up 165% from $7.3 million that we recorded in the first quarter of 2012. We currently estimate our Adjusted Consolidated EBITDA for the second quarter of 2013 to demonstrate similarly strong growth over the second quarter of 2012, when we recorded Adjusted Consolidated EBITDA of $9.6 million.

Adjusted Consolidated EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets and certain non-cash charges (including, for instance, losses on write-downs of vessels). We have provided Adjusted Consolidated EBITDA because we use it to, and believe it provides useful information to investors to, evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture of our 2004 Notes. We do not intend Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and it should not be considered as an alternative to measure our liquidity. Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted Consolidated EBITDA are available for management's discretionary use. Adjusted Consolidated EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

The foregoing estimate has not been examined by our independent auditors nor have our independent auditors performed any procedures with respect to this information or expressed any opinion or given any form of assurance on such information. In addition, the foregoing estimate is subject to revision as we prepare our interim unaudited condensed consolidated financial statements and other disclosures as of and for the six month period ending June 30, 2013, in accordance with US GAAP. This estimate is prepared prior to the completion of the second quarter of 2013, and subsequent events may occur that require material adjustments to this estimate. The final results for the six months ended June 30, 2013 may differ materially from this estimate. This estimate should not be viewed as a substitute for our interim unaudited condensed consolidated financial statements prepared in accordance with US GAAP, and it is not necessarily indicative of the results to be achieved for the second quarter of 2013.

This press release does not constitute an offer to sell or the solicitation of any offer to buy any securities. The offering will be made only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The securities to be offered have not been registered under the Securities Act, or any state securities laws, and unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group
         Leon Berman / David Burke
         212-477-8438 / 646-673-9701
         lberman@igbir.com / dburke@igbir.com